ESG Inc.

523 School House Road

Kennett Square, PA 19348

September 19, 2024

United States Securities and Exchange Commission

Washington, DC 20549

Re: ESG Inc. Registration Statement on Form S-1

File No. 333-281681

Dear Sir or Madam:

We are in receipt of your letter dated September 3, 2024 and submit the following in response to your comments:

Registration Statement on Form S-1 Cover Page

Comment 1. We note your disclosure that the "offering will terminate on the date which is 270 days from the effective date of this prospectus, although [you] may close the offering on any date prior if the offering is fully subscribed or upon the vote of [y]our board of directors." Please revise your cover page to disclose the specific date that your best efforts offering will end, so that it is clear to investors when this offering will terminate. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

Response 1. The Registration Statement has been revised on the Cover Page and Page 59 to remove the language after “effective date of this prospectus” so that it is clear to investors that the offering will terminate 270 days after the effective date of the prospectus.

Comment 2. Please revise your cover page to include the information required under Items 501(b)(4) and (b)(5) of Regulation S-K.

Response 2. The phrase “on Pages 13 through 35” has been added to the Cover Page to address Item 501(b)(5). The language on Page 24 addressing Item 501(b)(4) has been revised as shown below and also included on the Cover Page to provide the required information in bold:

Our Common Stock is not traded on any exchange, either in the United States or on any foreign exchange. Instead, our Common Stock trades on the over-the-counter market (“OTC”), which may deprive stockholders of the full value of their shares. Our Common Stock is quoted on OTC Pink Market Tier of OTCMarkets.com, under the ticker symbol “ESGH”. Therefore, our Common Stock is expected to have fewer market makers, lower trading volumes, and larger spreads between bid and asked prices than securities listed on an exchange such as the New York Stock Exchange or the NASDAQ Stock Market. These factors may result in higher price volatility and less market liquidity for our Common Stock.

Comment 3. We note your disclosure on pages 9 and 26 that Mr. Zhi Yang, through DCG China Limited, is the beneficial owner of 83.53% of the issued and outstanding shares of common stock of ESG Inc. and, as a result, your executive officers may be able to "elect or defeat the election of [y]our directors, amend or prevent amendment to [y]our certificates of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the shareholders for vote." Please revise your cover page to disclose that Mr. Zhi Yang controls 83.53% of the issued and outstanding shares of the company's common stock and include a discussion of the consequences. In this regard, you may include a cross-reference to your risk factor disclosure on page 26.

Response 3. The following language shown on page 26 is now shown on the Cover Page as follows (and similar additional language has been added to the same paragraph on Pages 9 and 26):

As disclosed on Page 9, and Page 26, our CEO and Director, Mr. Zhi Yang, beneficially owns and controls 83.53% of the Company’s Common Stock. Therefore, the interests of our officers and directors may conflict with our outside stockholders, who may be unable to influence management and exercise control over our business.

On May 8, 2024, Mr. Zhi Yang, the Company's founder and CEO transferred 14,000,000 shares of our common stock held in his name to DCG China Limited, ("DCG") a company owned by his mother, Xiayun Zhou. As a director in DCG, Mr. Yang has voting control over DCG and is considered the beneficial owner of DCG, and therefore no change in control occurred. Prior to the transfer, DCG owned 7,632,800 shares of common stock, and now owns a total of 21,632,800, representing 83.53% of the issued and outstanding shares of common stock. As a result, Mr. Yang may be able to elect or defeat the election of our directors, amend or prevent amendment to our certificates of incorporation or bylaws, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the shareholders for vote. Accordingly, our outside stockholders may be unable to influence management and exercise control over our business.

Comment 4. Please disclose prominently on the cover page that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your organizational structure.

Response 4. The Cover Page has been revised to reference these details and the following language was inserted (also shown below in response to Comment 5):

Risks Associated with Doing Business in China

Although ESG Inc. is a Nevada corporation, and all of our officers and directors reside in the United States, the majority of our operations are conducted through subsidiaries that are based in China. This corporate structure exposes the Company and its investors to certain legal and operational risks associated with being based in or having the majority of the Company’s operations in China. Recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. These risks could result in a material adverse change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risks Related to Doing Business in China” on Pages 16-23 under the “Risk Factors” section for specific risks associated with doing business in China.

Comment 5. Provide prominent disclosure on your cover page about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response 5. The Company has added the following language to the Cover Page:

Risks Associated with Doing Business in China

Although ESG Inc. is a Nevada corporation, and all of our officers and directors reside in the United States, the majority of our operations are conducted through subsidiaries that are based in China. This corporate structure exposes the Company and its investors to certain legal and operational risks associated with being based in or having the majority of the Company’s operations in China. Recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, may impact the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. These risks could result in a material adverse change in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risks Related to Doing Business in China” on Pages 16-23 under the “Risk Factors” section for specific risks associated with doing business in China.

Comment 6. Please prominently disclose on your cover page whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

Response 6. The Company has repeated the disclosures shown on Pages 12 and 23, and has now also placed that language, in bold print, on the Cover Page:

Holding Foreign Companies Accountable Act ("HFCAA")

On December 18, 2020, the Holding Foreign Companies Accountable Act ("HFCAA") became law. Among other things, the statute requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction, and (2) the Public Company Accounting Oversight Board (“PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction.

Under the HFCAA, the PCAOB has the responsibility for determining that it is unable to inspect or investigate completely a registered public accounting firm or a branch or office of such a firm because of a position taken by an authority in a foreign jurisdiction.

The SEC may suspend trading of securities in companies if the PCAOB is unable to inspect an auditor’s records for those foreign companies. However, our Auditor, QI CPA, LLC, an independent registered public accounting firm headquartered in the United States, is not included in the determinations made by the PCAOB on December 16, 2021 in the Accelerating Holding Foreign Companies Accountable Act.

Our auditor is subject to PCAOB inspections and has been inspected by the PCAOB on a regular basis. Therefore, although we operate in China, the Accelerating Holding Foreign Companies Accountable Act and related regulations do not apply to our auditor, and trading in our securities will not be affected. If we subsequently change auditors, we will choose another auditor headquartered in the United States.

Comment 7. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response 7. The Cover Page has been revised to include the following language in bold:

This is a public offering of our common stock, par value $0.001 per share. We are selling 5,000,000 shares of common stock in ESG Inc., which is a Nevada corporation operating as a holding company.

ESG Inc. is a Nevada corporation, and all of its officers and directors reside in the United States. Our common stock is quoted on the OTC Markets Pink Market Tier under the ticker symbol “ESGH.” Although ESG Inc. operates our business through Chinese subsidiaries, no shares of our Chinese subsidiaries are offered for sale.

Comment 8. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements. In this regard, you may provide a cross-reference to your disclosure on page 7 detailing the process by which the Company will settle amounts owed under the WFOE structure.

Response 8. There is cash transferring between ESG and AUFP and between AUMT and AUM, our operating subsidiaries in China. The following language has been inserted after on the Cover Page:

How Cash Is Transferred Between ESG Inc. and Its Subsidiaries

ESG entered into a Consulting Agreement with AUFP on December 30, 2023 to provide mushroom spawn purchasing related services in the United States to AUFP, for a monthly fee of $20,000. AUFP paid ESG Inc. $60,000 on January 18, 2024 for the first quarter, $60,000 on May 10, 2024 for the second quarter and $60,000 on September 2, 2024 for the third quarter, for a total of $180,000. The Consulting Agreement is attached as an exhibit. All these related party transactions have been eliminated in the preparation of quarterly consolidated financial statements. Transferring cash between subsidiaries in China occurred when AUMT sold Phase III button mushroom compost to AUM at the market price in 2022 and 2023 and at cost in 2024. The revenue earned by AUMT when selling to AUM at market price totaled $3,604,169, in 2023, and,$3,814,879 in 2022. S eparately, revenue earned by AUMT when selling to AUM at cost was $1,519,838 for the six months ended June 30 2024. All the transactions have been eliminated in the preparation of consolidated financial statements.

The Company has no plans to distribute earnings or dividends and no distributions have been made to date between ESG Inc. and its subsidiaries, or investors.

(According to GAAP, “Related party transactions eliminated in the preparation of consolidated or combined financial statements are not required to be disclosed in those statements.” We eliminated all the related party transactions, so there is no cross-reference in the financial statements and related notes.”)

Comment 9. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

Response 9. The following language has been inserted on the Cover Page in response to this comment:

This is a public offering of our common stock, par value $0.001 per share. We are selling 5,000,000 shares of common stock in ESG Inc., a Nevada corporation. ESG Inc.’s common stock is quoted on the OTC Markets Pink Market Tier under the ticker symbol “ESGH.”

ESG Inc. is a domestic US corporation, formed in Nevada, and it functions as a US holding company that operates its businesses through Chinese operating companies that are located in the PRC. The Company’s Chinese operating subsidiaries are Funan Allied United Farmer Products Co., Ltd., which owns Anhui Allied United Mushroom Technology Co., Ltd. and Anhui Allied United Mushroom Co., Ltd.

No shares of stock in our Chinese operating subsidiaries are offered for sale.

Company Overview, page 1

Comment 10. We note your disclosure that on February 17, 2023, the China Securities Regulatory Commission, or CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which became effective on March 31, 2023 and that pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. We also note your disclosure that "[s]ince there is no offering," you have not sought CSRC approval and that, instead, you have relied on the legal opinion filed as Exhibit 99.1. Since this registration statement registers an offering, please update your disclosure in this regard. We also note that the opinion filed as Exhibit 99.1 consents to its use solely for the purpose of the 8-K filed on the date of the opinion. If you intend to rely on the opinion filed as Exhibit 99.1 for this disclosure, please file an updated opinion which consents to its use in connection with this registration statement. We also note other instances where you rely on the opinion for your disclosure, such as on page 6 with respect to your disclosure regarding the CSRC, and on page 7 with respect to your disclosure regarding the CAC. Please ensure any updated opinion you file consents to these disclosures as well. If you are not able to file an updated opinion which consents to its use in connection with the disclosures you have made in this registration statement, remove your references to the opinion throughout and explain the basis for your related disclosure.

Response 10. The Company has obtained an updated legal opinion, which references the Registration Statement. This has been attached as Exhibit 99.1. Additionally, the phrase “since there is no offering” has been deleted.

Summary, page 1

Comment 11. Please revise your disclosure on page 2 to identify which entity or entities own the remaining ownership interest of Hainan ESG Tech Co., Ltd.

Response 11. The disclosure has been revised to show that ESG China Limited owns 100% of Hainan ESG Tech Co., Ltd. (“Hainan ESG”). Hainan ESG owns 75.42% of AUFP and the remaining ownership of AUFP is held by Anhui Hongrenyuanda Agriculture Information Consulting Co., Ltd.

Comment 12. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response 12. The Risk Factors section has been revised to include the requested language and we have consolidated the China-specific risks under the heading “Risks Related to Doing Business in China” on Pages 16-23 and these pages are also referenced on the Cover Page.

Comment 13. Please expand your disclosure in the last paragraph on page 5 to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to offer the securities being registered to foreign investors. With respect to the permissions or approvals that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, to list or become quoted on U.S. exchanges and/or quotation services, or to offer your securities to foreign investors, please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response 13. To address this comment, the Company has revised a paragraph at the end of Page 5, so that it now reads as shown below, specifically referencing the consequences of each scenario referenced:

If we have inadvertently concluded that additional permissions or approvals are not required, or if applicable laws, regulations or interpretations change, and we are required to obtain such permissions or approvals from the CSRC in the future and were denied permission from Chinese authorities to list or become quoted on U.S. exchanges and/or quotation services, (or if we were granted permission and then failed to maintain permission) we will not be able to continue to be quoted or listed on U.S. exchanges, which would materially affect the interests of the investors, including the risk that investors could not never sell their Common Stock in the Company, which would render their investment worthless.

Risk Factors

Risks Related to Doing Business in China

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China . . . , page 20

Comment 14. Please revise your disclosure here to specifically discuss whether any of your officers or directors are located in China and, if so, describe the risks associated with the difficulty of bringing actions against individuals located in China (other foreign jurisdictions) and explain that it may be difficult to enforce any judgments obtained from foreign courts against any officers or directors located in China. If any of your officers or directors are located in China, please include summary risk factor disclosure in your prospectus summary.

Response 14. The Registration Statement has been revised to state that none of the Company’s officers and directors are located in China. In addition, the following language has been added to discuss the difficulties in enforcing foreign judgments in China.

This language has been inserted into the Registration Statement to replace the prior paragraph:

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management.

Although all of our officers and directors are located in the United States, substantially all of our operations in, and substantially all of our assets are located in China, which is an emerging market. As a result, it may be difficult for our shareholders to affect legal service of process upon us.

ESG Inc. is a Nevada corporation that functions as a US holding company, and is not a Chinese operating company. ESG Inc. operates its businesses through Chinese operating subsidiaries, Funan Allied United Farmer Products Co., Ltd., (“AUFP”), which owns Anhui Allied United Mushroom Technology Co., Ltd (“AUMT”) and Anhui Allied United Mushroom Co., Ltd., (“AUM”), both of which are all Chinese operating companies.

It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, against Funan Allied United Farmer Products Co., Ltd., Anhui Allied United Mushroom Technology Co., Ltd. and Anhui Allied United Mushroom Co., Ltd as they are incorporated in the PRC, all of their operations are in the PRC and their officers and directors are located in the PRC.

Likewise, a judgment obtained against the Company may be difficult to enforce in China if the judgment holder tries placing a lien or levy upon any assets owned by the Company’s Chinese subsidiaries in the PRC.

This includes judgments based on the civil liability provisions of the U.S. federal securities laws against us, since a significant part of our assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us, or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such PRC courts would entertain original actions brought in the courts of the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Specifically, regarding judgment enforcement in the PRC, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

Sincerely,

/ s / Zhi Yang, CEO